Filed Pursuant to Rule 425 and deemed filed
pursuant to Rule 14a-12

Subject Company: Humboldt Bancorp
File Number: 000-27784

Filing Person: Umpqua Holdings Corporation
File Number: 000-25597

This filing includes forward-looking statements within the meaning of the “Safe-Harbor” provisions of the Private Securities Litigation Reform Act of 1995, which management believes are a benefit to shareholders. These statements are necessarily subject to risk and uncertainty and actual results could differ materially due to certain risk factors, including those set forth from time to time in each company’s filings with the Securities and Exchange Commission (the “SEC”). You should not place undue reliance on forward looking statements and we undertake no obligation to update any such statements. Specific risks in this filing include whether both companies receive regulatory and shareholder approvals, whether they have accurately predicted acquisition and consolidation expenses, the timing and amount of savings from consolidation, the expected earnings contributions of both companies and management’s ability to effectively integrate the companies.

The following may be deemed to be offering or solicitation materials of Umpqua Holdings and Humboldt Bancorp in connection with Umpqua Holdings’ proposed acquisition of Humboldt Bancorp. Shareholders are urged to read the joint proxy statement/prospectus that will be included in the registration statement on Form S-4, which Umpqua Holdings will file with the SEC in connection with the proposed merger, because it will contain important information about Umpqua Holdings, Humboldt Bancorp, the merger and related matters. The directors and executive officers of Umpqua Holdings and Humboldt Bancorp may be deemed to be participants in the solicitation of proxies from their respective shareholders. Information regarding the participants and their security holdings can be found in each of Umpqua Holdings’ and Humboldt Bancorp’s most recent proxy statements filed with the SEC and the joint proxy statement/prospectus when it is filed with the SEC. All documents filed with the SEC are or will be available for free, both on the SEC web site (http://www.sec.gov) and from Umpqua Holdings by directing a request to Umpqua Holdings Corporation, Attention: Investor Relations, 200 SW Market Street, Suite 1900, Portland, OR 97201, and from Humboldt Bancorp by directing a request to Humboldt Bancorp, Investor Relations, 2998 Douglas Blvd., Suite 330, Roseville, CA 95661.

THE FOLLOWING SLIDES WERE PRESENTED TO CUSTOMERS AND SHAREHOLDERS OF HUMBOLDT BANCORP:

Value Proposition Difficulty of Differentiation What is "Retail" Our Focus - Unique Delivery System "Return-on-Quality" Culture, Culture, Culture

Growth Strategy Vertical and Horizontal Growth Increase Market Share in Existing Markets De Novo Expansion Into New Markets Pursue Acquisition Opportunities

The Future Perpetuate the "Never Ending Story"

The Future Take Advantage of Unique Opportunities "Break-Out" Bank Strategy Build an Institution of Significance Our Market Create Shareholder Value

Creating the "Break Out" Bank Umpqua Holdings Corporation And Humboldt Bancorp

Strategic Rationale The merger of Umpqua and Humboldt creates an institution with combines assets of $4.6 Billion A market capitalization at over $900 Million Accretive to earnings per share in 2005 Geographic footprint from Sacramento to Vancouver

Markets Contiguous with no overlap in markets served Continued growth will present opportunities for both organizations New bank will be an even more effective competitor

Low integration risk Same data processing platform Experienced management team Wall Street reputation Strategic Rationale

People are the key to our Success Bringing out the best of both banks Importance of empowerment at the local level Culture as a binding force

Benefits to Management and Employees Senior management continues Commitment to remain a community bank Strong compatible culture Growing company with many opportunities

Greater liquidity More research and institutional coverage Expansion of major indexes: ie. S & P Small Cap 600, NASDAQ Financial 100 and Russell 2000 Significant shareholders in preeminent West Coast institution. Benefits to Shareholders

Benefits to Customers Higher lending limits of combined company Enhanced products and delivery systems Customers would gain access to both Oregon and California markets Commitment to remain a community bank

Unique Opportunity Creates "Break Out" bank in the west - natural partners Develops a strong foothold in all the major markets from Sacramento to Portland (lays groundwork for significant California growth) Strong proforma financials based upon transaction assumptions Both banks bring complimentary strengths to fuel future growth